

May 7, 2021

Susan Lynch
Chief Financial Officer
Vectrus, Inc.
2424 Garden of the Gods Road
Colorado Springs, Colorado 80919

> **Re: Vectrus, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2020**
> **Filed March 2, 2021**
> **Form 8-K Filed March 2, 2021**
> **File No. 1-36341**

Dear Ms. Lynch:

    We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

    After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2020

Financial Statements
Note 14. Post Employment Benefit Plans, page F-30

1.   Reference is made to your discussion here and on page 24 regarding multiemployer pension plans. Please tell us your consideration of providing the disclosures required by ASC 715-80-50-4 through 50-10.

Form 8-K Filed March 2, 2021

Exhibit 99.1
Full-Year and Q4 2020 Highlights, page 3

2.   Reference is made to your disclosure of Adjusted EBITDA margin. Please present the most directly comparable GAAP measure with equal or greater *prominence* in future

filings. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Division of Corporation Finance's Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

Exhibit 99.2

Full-Year and Q4 2020 Highlights, page 3

3.   With reference to your non-GAAP presentations on pages 3, 10 and 11 of your investor presentation, we note the comparable GAAP measures are not presented until a GAAP to non-GAAP reconciliation in the appendix. In future filings, please present the most directly comparable financial measures calculated and presented in accordance with GAAP. Refer to Rule 100(a)(1) of Regulation G.

Establishing 2021 Guidance, page 5

4.   Reference is made to the Adjusted EBITDA Margin and Adjusted Diluted Earnings Per Share guidance. In future filings, please present, with equal or greater prominence, the most directly comparable financial measure or measures calculated and presented in accordance with GAAP and provide a reconciliation (by schedule or other clearly understandable method), which shall be quantitative, to the extent available without unreasonable efforts, of the differences between the non-GAAP financial measure disclosed with the most directly comparable financial measure or measures calculated and presented in accordance with GAAP. Refer to Item 10(e)(1)(i)(A) and (B) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Ta Tanisha Meadows at (202) 551-3322 or Adam Phippen at (202) 551-3336 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services